

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2022

Eric H. Baker
Chief Executive Officer
StubHub Holdings, Inc.
888 7th Avenue, Suite 302
New York, New York 10106

> **Re: StubHub Holdings, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted February 10, 2021**
> **CIK No. 0001337634**

Dear Mr. Baker:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted February 10, 2022

Prospectus Summary
Expand into Adjacent Market Opportunities Across the Live Events Ecosystem, page 12

1. We note your response to comment 3 that "the Company's current role with respect to NFTs is simply to provide a marketplace for sales between third parties." To the extent that such NFTs are currently being offered and sold, please include in your prospectus the description of NFTs currently being sold, the third-parties who are creating them, and your role in relation to such NFT marketplace within your prospectus. In this regard, we note that your response cites NFTs created by the NFL as a prospective example and your disclosure discusses such NFTs prospectively, but your website includes a description of such "NFL NFT promo" suggesting such marketplace is currently operating.

2.   We also note that your response to comment 3 does not provide the requested legal analysis. Please provide us with your legal analysis as to whether the NFTs offered and sold through your marketplace are securities under Section 2(a)(1) of the Securities Act of 1933. In responding to this comment, please address your operation of the marketplace. *See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 756 F.2d 230 (2d Cir. 1985).

Risk Factors
"None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions . . . ", page 55

3.   We note your response to comment 6, as well as your amended disclosure that you "had __ RSUs outstanding," that "[a]ll of the shares of Class A common stock issuable upon the exercise of stock options and the settlement of RSUs will be registered for public resale," and that such "shares will be able to be freely sold in the public market upon issuance, subject to applicable vesting requirements . . . ." Please also state the number of RSUs that will have both vested and settled close in time to the closing of the direct listing, to provide investors with additional quantifiable context for the dilution and price volatility risks.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted EBITDA, page 77

4.   Please disclose the rationale for making an adjustment for stock-based compensation expense in your calculation of adjusted EBITDA.

Business, page 109

5.   We note your response to comment 10 that your "measure for possessing one of the most comprehensive proprietary datasets of live event information in the industry is based on over 35 years of combined experience across the StubHub and viagogo businesses, which has facilitated the largest number of transactions based on GMS in the live events industry" (emphasis added). Your disclosure in the prospectus, e.g. page 10, only relies on such 35 years of combined experience. Please revise your disclosure throughout the prospectus to ascribe the measure and source to your statement. For example, please revise to state that your statement is supported by the number of transactions based on GMS, if true, and whether you make such industry statement based on public filings and equity research reports, similar to your assessment of your position in the marketplace on page 3.

6.   Also, we note your response to comment 10 attributing your statement regarding your position as the largest global marketplace by GMS to "the compilation of data from various sources, including certain public regulatory filings of the Company's largest competitors and equity research reports, rather than a single source." Please provide

supplemental copies of such equity research reports, which we note you also refer to in your prospectus (e.g., the footnote on pages 4, 71 and 101). Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

7.   We note your revised disclosure in response to comment 2. To the extent material, please revise your disclosure to quantify, if possible, the percentage of revenue attributable to professional resellers. In this regard, we note your disclosure on page 111 that some of your growth strategies regarding the expansion of seller services are focused on professional resellers.

Plan of Distribution, page 161

8.   To ensure consistency throughout your filing, please revise the first sentence of this section. In this regard, you reference trading venues other than NASDAQ.

Part II
Item 15. Recent Sales of Unregistered Securities, page II-2

9.   Please revise to provide the disclosure required by Item 701 of Regulation S-K for all relevant issuances and include the exemption relied upon and the facts supporting your reliance upon the exemption. For example, we note your issuances of shares pursuant to convertible promissory notes and your Class A Common Stock Purchase Agreement discussed in the section "Certain Relationships and Related Party Transactions."

        You may contact Robyn Manuel at 202-551-3823 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer López Molina at 202-551-3792 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Alison A. Haggerty